FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          MAY 2005

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
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             (Exact Name of Registrant, as Specified in its Charter)


          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________


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


                                TABLE OF CONTENTS

Document 1                 News Release dated May 16, 2005
Document 2                 Material Change Report dated May 17, 2005

                                                                      DOCUMENT 1

              ELECTION OF NEW DIRECTORS AND APPOINTMENT OF OFFICERS

VANCOUVER, BRITISH COLUMBIA, MAY 16, 2005 - AMADOR GOLD CORP (TSX-V:AGX) ("Amador"). At the annual and special general meeting of Amador held on May 11, 2005, Alan Campbell, John Keating, P.Geo. and James M. McDonald, P.Geo. were elected as new directors. Richard W. Hughes and Lynn W. Evoy were re-elected as directors.

Mr. Keating was President of Black Bull Resources from January 2000 - September 2004 where he designed and implemented strategies that resulted in the successful development, financing and commencement of commercial production at the White Rock Mine in Nova Scotia. Mr. Keating was a senior/commodity/policy analyst for federal government Department of Natural Resources for 10 years and was exploration project management for Noranda Exploration Company Limited for 11 years. Mr. Keating is currently the President and CEO of Golden Chalice Resources Inc.

Mr. McDonald is a director of Genco Resources Ltd. (President from December 2003
- present) and Alamos Gold Inc. From 1997 - 2003, Mr. McDonald was a director and co-founder of National Gold Corporation and from 1997 - February 2004 was a director and co-founder of Black Bull Resources Inc. From 1989 - 2000, Mr. McDonald was a director and co-founder of White Knight Resources Ltd. and from 1988 - 2000 was a consulting geologist to Mansfield Minerals Inc.

Mr. Campbell is an independent business consultant and a director and officer of other mining and exploration companies.

The Board of Directors appointed Richard W. Hughes as President and Chief Executive Officer, Alan Campbell as the Chief Financial Officer and Messrs. Keating and McDonald as Vice-President of Exploration. The directors of Amador currently are: Lynn W. Evoy, Alan Campbell, Richard W. Hughes, John Keating and James M. McDonald.

AMADOR GOLD CORP.

"RICHARD W. HUGHES"

/s/ Richard W. Hughes
-----------------------------------------------
President, Chief Executive Officer and Director


  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


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                                                                      DOCUMENT 2

                                 BC FORM 53-901F

                                 SECURITIES ACT

        MATERIAL CHANGE REPORT UNDER SECTION 85(L) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Every report required to be filed under section 85(l) of the SECURITIES ACT (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure".

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF T14E COMMISSION MARKED "CONFIDENTIAL".

1.       REPORTING ISSUER

         AMADOR GOLD CORP.
         c/o 16493 - 26th Avenue
         Surrey, British Columbia
         V3S 9W9

2.       DATE OF THE MATERIAL CHANGE

         May 16, 2005

3.       PRESS RELEASE

         Press release faxed to the TSX Venture Exchange and disseminated through Canada NewsWire, Vancouver Stockwatch and Market News. Press release also filed through SEDAR with the TSX Venture Exchange, the British Columbia Securities Commission and the Alberta Securities Commission.

4.       SUMMARY OF MATERIAL CHANGE

         The Issuer announced the election of new directors and appointment of officers.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

             "ELECTION OF NEW DIRECTORS AND APPOINTMENT OF OFFICERS

         VANCOUVER,   BRITISH  COLUMBIA,   MAY  16,  2005  -  AMADOR  GOLD  CORP
         (TSX-V:AGX) ("Amador"). At the annual and special general meeting of Amador held on May 11, 2005,

         Alan Campbell, John Keating, P.Geo. and James M. McDonald, P.Geo. were elected as new directors. Richard W. Hughes and Lynn W. Evoy were re-elected as directors.

         Mr. Keating was President of Black Bull Resources from January 2000 - September 2004 where he designed and implemented strategies that resulted in the successful development, financing and commencement of commercial production at the White Rock Mine in Nova Scotia. Mr. Keating was a senior/commodity/policy analyst for federal government Department of Natural Resources for 10 years and was exploration project management for Noranda Exploration Company Limited for 11 years. Mr. Keating is currently the President and CEO of Golden Chalice Resources Inc.

         Mr. McDonald is a director of Genco Resources Ltd. (President from December 2003 - present) and Alamos Gold Inc. From 1997 - 2003, Mr. McDonald was a director and co-founder of National Gold Corporation and from 1997 - February 2004 was a director and co-founder of Black Bull Resources Inc. From 1989 - 2000, Mr. McDonald was a director and co-founder of White Knight Resources Ltd. and from 1988 - 2000 was a consulting geologist to Mansfield Minerals Inc.

         Mr. Campbell is an independent business consultant and a director and officer of other mining and exploration companies.

         The Board of Directors appointed Richard W. Hughes as President and Chief Executive Officer, Alan Campbell as the Chief Financial Officer and Messrs. Keating and McDonald as Vice-President of Exploration. The directors of Amador currently are: Lynn W. Evoy, Alan Campbell, Richard W.
         Hughes, John Keating and James M. McDonald."

6.       RELIANCE ON SECTION 85(2) OF THE ACT

         Not Applicable

7.       OMITTED INFORMATION

         No information has been omitted from this form.

8.       SENIOR OFFICERS

         The following senior officers of the Issuer may be contacted about the material change:

         Richard W. Hughes           President and CEO            (604) 685-2222
         Beverly J. Bullock          Corporate Secretary          (604) 536-5357

         STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

         DATED at Surrey, British Columbia this 17th day of May, 2005.

                               /s/ Beverly J. Bullock
                               ------------------------
                               Beverly J. Bullock,
                               Corporate Secretary

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        AMADOR GOLD CORP.
                                        (Registrant)


Date:    May 17, 2005                   BY:  /S/ BEVERLY J. BULLOCK
                                        -----------------------------------
                                        Beverly J. Bullock, Corporate Secretary